
May 7, 2025

William Zerella
Chief Financial Officer
ACV Auctions Inc.
640 Ellicott Street, #321
Buffalo, NY 14203

> **Re: ACV Auctions Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-40256**

Dear William Zerella:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services